Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

April 20, 2012

INP

iPath® MSCI India Index℠ ETN

Note Description

The iPath® MSCI India Index ETN is designed to provide investors with exposure to the MSCI India Total Return Index℠.

Index Description

The MSCI India Total Return Index℠ (the "Index") is a free-float-adjusted market capitalization Index designed to measure the market performance, including price performance and income from dividend payments, of Indian equity securities. The Index seeks to represent approximately 85% of the free-float-adjusted market capitalization of equity securities by industry group within India.

Note Details

Ticker	INP
Intraday Indicative Value Ticker	INP.IV
CUSIP	06739F291
ISIN	US06739F2911
Primary exchange	NYSE Arca
Yearly fee[1]	0.89%
Inception date	12/19/2006
Maturity date	12/18/2036
Issuer	Barclays Bank PLC
Callable ETN	No

Index Details

Index name	MSCI India Index℠
Composition	Equities of companies in India
Number of components	24
Bloomberg Index ticker	NDEUSIA
Inception date	12/29/2000
Base value and date	100 as of 12/31/1992
Index sponsor	MSCI

Cumulative Index Return[2]


120%
80%
40%
0%
-40%
-80%
Dec 06
Dec 07
Dec 08
Dec 09
Dec 10
Dec 11
MSCI India Index℠

Source: Dow Jones-UBS (based on daily returns 12/06-12/11 since Note inception date).

[2] Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

Index Composition


FINANCIALS 24.87%
INFORMATION TECHNOLOGY 18.85%
ENERGY 12.22%
MATERIALS 9.07%
CONSUMER STAPLES 8.45%
CONSUMER DISCRETIONARY 7.95%
INDUSTRIALS 5.61%
HEALTH CARE 5.29%
UTILITIES 5.00%
TELECOMMUNICATION SERVICES 2.69%

Source: MSCI, as of 12/31/2011. Index composition is subject to change.

[1] The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities.

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INP

Annualized Performance, Standard Deviation And Correlation History

	6-month Return %	1-Year Return % Annualized	3-Year Return % Annualized	5-Year Return % Annualized	10-Year Return % Annualized	Standard Deviation % Annualized[3]	Index Correlations[4]
MSCI India Index℠	-31.35	-37.17	15.51	-1.15	16.21	37.95	1.00
S&P 500 Index	-3.69	2.11	14.11	-0.25	2.92	18.88	0.71
MSCI EAFE Index	-16.31	-12.14	7.65	-4.72	4.67	22.64	0.77
MSCI Emerging Markets Index℠	-19.13	-18.42	20.07	2.40	13.86	29.09	0.86
Barclays Capital U.S. Aggregate Bond Index	4.98	7.84	6.77	6.50	5.78	3.60	0.16
Dow Jones-UBS Commodity Index Total Return℠	-11.03	-13.32	6.39	-2.07	6.63	21.62	0.50

Source: BlackRock, MSCI, S&P, Barclays Capital and Dow Jones-UBS, as of 12/31/2011.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

[3] Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 12/06 – 12/11, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays Capital

[4] Correlations based on monthly returns for 12/06 – 12/11. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays Capital

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the Indian and global stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

Emerging Market Risk: The Index tracks investments in an emerging market, which carries the risk of capital loss from unfavorable fluctuation in currency values, differences in generally accepted accounting principles, lower trading volumes, and economic or political instability. ETNs linked to such index may be subject to more volatility than investments outside of emerging markets.

IP-INP-I1211

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INP

Top Index Holdings

Component	Ticker	Weight %	Sector
INFOSYS LTD	INFO	11.22	INFORMATION TECHNOLOGY
RELIANCE INDUSTRIES LTD	RIL	8.54	ENERGY
HOUSING DEVELOPMENT FINANCE	HDFC	6.68	FINANCIALS
HDFC BANK LIMITED	HDB	6.10	FINANCIALS
TATA CONSULTANCY SVS LTD	TCS	5.13	INFORMATION TECHNOLOGY
ITC LTD	ITC	4.27	CONSUMER STAPLES
HINDUSTAN UNILEVER LTD	HLVR	3.40	CONSUMER STAPLES
ICICI BANK LTD	IBN	2.75	FINANCIALS
TATA MOTORS LTD	TTM	2.53	CONSUMER DISCRETIONARY
MAHINDRA & MAHINDRA LIMITED	MM	1.97	CONSUMER DISCRETIONARY

Source: MSCI, as of 12/31/2011. Index composition is subject to change.

Concentration Risk: Because the ETNs are a concentrated investment in a single country, the ETNs may be more volatile than other investments.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The MSCI indexes are the exclusive property of MSCI, Inc. ("MSCI"). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The relevant pricing supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0530-0312

iP-INP-I1211

Not FDIC Insured - No Bank Guarantee - May Lose Value

1-877-764-7284 www.ipathetn.com

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